April 16, 2012
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Kevin L. Vaughn, Accounting Branch Chief

RE:	Skyworks Solutions, Inc.
Form 10-K for the year ended September 30, 2011
Filed November 28, 2011
Amendment No. 1 to Form 10-K for the year ended September 30, 2011
Filed January 30, 2012
File No. 001-5560
Ladies and Gentlemen:
Skyworks Solutions, Inc. (“Skyworks” or the “Company”), submits this letter in response to the comment regarding the above referenced filings contained in a letter dated April 2, 2012 from Kevin L. Vaughn of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), to David J. Aldrich, Chief Executive Officer of Skyworks. Our response is set forth below and is keyed to the numbering of the comment and heading used in the Staff’s letter. For your reference, your comment is reproduced in italics and our response is set forth below such comment in standard type.
The Company’s response is as follows:
Amendment No. 1 to Form 10-K filed January 30, 2012
Item 11. Executive Compensation, page 6

1.
We note your response to prior comment 7. Please expand your justification for why you believe the historical performance goals applicable to your short-term incentive program are not material and that disclosing such goals will result in competitive harm to you. For example, please:

T 781.376.3000 f 781.376.3310 www.skyworksinc.com 20 Sylvan Road Woburn, MA 01801 USA

United States Securities And Exchange Commission
April 16, 2012

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clarify how you determined that such goals are immaterial in the context of your compensation policies or decisions, given that your disclosure indicates the amounts paid under your short-term incentive plan were determined entirely by reference to those goals. We also note that such payments comprised a significant portion of each NEO’s total compensation and that one of the objectives of your compensation program, as mentioned on pages 6-8, is to tie a “significant portion of . . . total compensation to the . . . achievement of pre-established performance metrics that are generally [less than one year]”;

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clarify how disclosing financial performance target levels for a past year would “enable competitors to extrapolate the Company’s future plans, identify weaknesses in those plans and exploit them,” even over a period of multiple years. For instance, explain why would a past year’s performance targets necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these targets, different ranges or different targets altogether for those future years. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy? We note, for example, your disclosure regarding the impact of market downturns and pricing declines. It is unclear how you reached the conclusions you express, given that the predictive value of historical goals would appear subject to significant assumptions by your competition as to your strategic direction; and

•	expand the bullet points related to the customer satisfaction and cash goals. It is unclear how you reached your conclusions regarding competitive harm.
Response:
The Company continues to believe that for reasons of materiality to investors and competitive harm to the Company, it is not required to disclose the specific quantitative targets for the performance goals set by the Compensation Committee of the Company’s Board of Directors for purposes of determining the payouts under the Company’s short term incentive compensation plan (the “Plan”), even on an historical basis, based on Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”) and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations. The Company believes that the disclosure with respect to the Plan that was previewed in the Company’s response to Comment No. 6 from the Staff’s letter to the Company dated February 23, 2012 (the “First Response”) and is included in the Company’s proxy statement for its annual meeting of stockholders to be held on May 10, 2012, which was filed with the Commission on April 6, 2012 (the “2012 Proxy”), provides all the material information necessary to gain a complete understanding of its compensation policies and decisions as they relate to its named executive officers, including with respect to the Plan. The Company does not believe that disclosing its specific quantitative targets for any performance goal would provide its stockholders with a materially greater understanding of the Plan.

United States Securities And Exchange Commission
April 16, 2012

While the payouts under the Plan are determined by reference to the performance goals established by the Compensation Committee, the Company respectfully submits that the information that is material to stockholders and investors, and required for an understanding of the compensatory meaning of such payouts, is not the quantitative targets for such performance goals, but rather the following: (i) the dollar value of the range of possible payouts under the Plan; (ii) the performance goal categories; (iii) the weightings of each performance goal; (iv) whether or not the performance goals were achieved; and (v) where in the range of performance for each performance goal the level of achievement fell.
Disclosure regarding the dollar value of the range of possible payouts is material because it allows a reader of the Company’s disclosure to understand the amount each named executive officer can earn under the Plan. Disclosure regarding the categories of performance goals and their weightings is important because it allows the reader to understand the underlying components used to determine payout amounts and to evaluate whether the Company is choosing the right metrics and mix to appropriately incentivize management. This information was previewed in the First Response and is included in the 2012 Proxy.
Disclosure regarding whether performance goals are achieved and where in the range of performance the level of achievement falls for each goal (i.e. did actual performance exceed the Threshold, Target or Maximum level of achievement) and how that level of performance is translated into the actual payout amount, are the final material pieces of information that readers need to understand how the amounts paid out under the Plan were determined. The Company believes that this information, which was previewed in the First Response and is included in the 2012 Proxy, can be conveyed just as effectively to the reader with words or visual demonstration of the outcome as it can by disclosing quantitative targets (see, e.g., pages 42-45 of the 2012 Proxy). This is especially true since most of the Company’s performance goals are based on non-financial metrics where the actual quantitative targets would not, in and of themselves, have any meaning to stockholders or investors in connection with an evaluation of the Company’s compensation of its executives (though, as discussed below, would convey meaningful information to competitors).
The only remaining question of materiality is whether the disclosure of the quantitative targets is necessary for a reader to determine whether or not the Company has set the levels of achievement for the performance goals appropriately. The Company believes this information is effectively conveyed to the reader by the Company’s disclosure in the First Response and the 2012 Proxy concerning the methodology used to determine the targets for the performance goals and the level of difficulty in achieving them. For example, by telling the reader in the 2012 Proxy that the low or “threshold” level for all performance goals (other then customer satisfaction and cash (inventory turns) –for which additional disclosure was provided) for the first six months of fiscal 2011 were higher than the Company’s actual results and the high end or “maximum” level for the same six month period in 2010 (and additional similar disclosure for the second six month period) the Company sufficiently informs the reader as to the difficulty of

United States Securities And Exchange Commission
April 16, 2012

achievement of the goals (see, page 43 of the 2012 Proxy). The Company believes that it has, by comparing each goal both to the Company’s prior year’s goals and to prior year actual performance, provided more than sufficient disclosure as to the level of difficulty of achieving the goals.
Even if the Staff were to determine that the quantitative targets for the performance goals were, in and of themselves, material, the Company continues to believe that disclosure of the specific quantitative targets for the performance goals would not be required under Instruction 4 because the quantitative targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to the Company.
The Company believes that, for the reasons set forth below with respect to each performance goal, disclosure of the quantitative targets for the performance goals for revenue, non-GAAP operating margin, non-GAAP gross margin, customer satisfaction, cash (inventory turns), units shipped and design wins used by the Compensation Committee to determine payouts under the Plan, even on an historical basis, would provide valuable information to the Company’s competitors, customers and suppliers about the Company’s business and performance expectations and would result in substantial competitive harm to the Company.

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Revenue. Although the quantitative targets for revenue under the Plan are for six month periods of performance, those targets are set based on forecasts used by the Company for periods that extend beyond the performance periods under the Plan (and beyond the time by which the targets would be disclosed by the Company) and therefore both incorporate and provide a glimpse of the Company’s longer term expectations of its commercial and financial performance. High year over year increases in the upper end of the range of targets would indicate not only an expectation for revenue growth in the coming six month period, but also future periods. More moderate increases would suggested tempered expectations for future growth. As a result, disclosing the range of targets over a period of years, even on an historical basis, would provide the Company’s competitors with insight into the Company’s carefully honed market growth expectations. If the Company’s growth expectations revealed a significant upward trend or increases that are more aggressive than competitors expect, then the Company’s competitors in the wireless communications semiconductor industry, who otherwise might not have focused their product development or marketing resources and efforts directly on the Company’s space, could gain insight as to the size or expected growth of the market opportunity, and then allocate more resources to this space. The resulting increase in competition could either reduce the market share of the Company or introduce pricing pressure, thereby causing substantial competitive harm.

United States Securities And Exchange Commission
April 16, 2012

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Non-GAAP Operating Margin and Non-GAAP Gross Margin. Disclosure of the range of targets for either the non-GAAP operating margin or non-GAAP gross margin performance goal would provide valuable pricing information to competitors and could impair the Company’s relationships with its customers and suppliers and benefit competitors. If customers were aware of the actual minimum margins that the Company would consider sufficient to pay bonuses, as compared to actual results, customers could (and indeed, a sophisticated customer should) use that information to their advantage in negotiating for lower prices. Similarly, if suppliers were aware of the Company’s actual maximum margin targets and how close to those targets the Company was, suppliers would use that information to negotiate to sell their products at higher prices to the Company. Finally, competitors could use knowledge that the Company’s performance was close to a disclosed minimum margin metric in order to drive prices down below that level since the Company would not be incented to match margins below the minimum; conversely, a competitor could use knowledge that the Company’s margins were close to a disclosed maximum target to market to customers that the Company was overcharging them. All of these possible effects could cause material competitive harm.

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Customer Satisfaction. The Company would suffer substantial competitive harm by disclosing the targets and actual results for this performance goal because of the leverage customers would gain in contract and pricing negotiations, the damage that it would do to customer relationships and the advantage competitors would gain in trying to attract existing and win new customers. The wireless communications semiconductor industry is extremely competitive and in addition to innovative products and pricing, customer satisfaction and service is a key competitive differentiator. If the Company’s competitors were aware of an internal measure used by the Company to judge its performance with respect to customer satisfaction and service (which, but for this disclosure, they would not be), competitors would have a distinct advantage when approaching new and existing customers because they would know what specifically they would need to promise in order to win the customer. Further, if the customer service experience of an individual customer falls below the disclosed high end of the range or if the disclosed low end of the range (which, would still result in payouts to executives) is unacceptable to customers, then existing customers might demand concessions from the Company (such as shorter delivery times or lower return rates) and new customers might be less inclined to purchase products from the Company.

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Cash (Inventory Turns). As discussed above, the wireless communications semiconductor industry is extremely competitive and customer service is a key competitive differentiator. Disclosing the range of targets for cash (inventory turns) would allow competitors to understand the Company’s inventory goals and use this information to adjust plans and inventory practices to reduce a potential competitive advantage. For example, if a competitor were able to learn that the Company was seeking to increase its inventory turns to a specified disclosed level, that competitor could adapt more quickly to adjust its own inventory practices and supply chain structure to be able to match the Company.

United States Securities And Exchange Commission
April 16, 2012

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Design Wins. As discussed in the First Response, in order for any disclosure of the design wins performance goal to be meaningful, the Company would need to disclose the names of the customers, the design projects being targeted and the degree of difficulty assigned to those projects. The Company does not otherwise disclose this information, is not required to disclose this information and in many cases is contractually prohibited from disclosing this information. Clearly, the Company would suffer substantial competitive harm by disclosing the names of its customer and design project targets and the priority that the Company is placing on securing each such project because the Company’s competitors compete for the same customers. Further, even in a case where the Company has disclosed that it has secured the design win, competitors would still have an incentive to attempt to replace the product the Company is supplying. Depending on how important the Company’s competitors deem these design projects, they could reallocate resources either to the design projects where the Company has assigned a higher level of priority to ensure they compete effectively (either for that design project or future design projects with that customer) or could reallocate resources to increase the resources spent on design projects the Company has prioritized lower with the hope of securing easy victories (either for that design project or future design projects with that customer). Disclosing the list of prioritized design projects would lead to harm for the Company with regard to customers who believe insufficient time was spent on their design project because of a low (or no) ranking of priority; and customers to whom priority had been extended would, of course, come to expect such priority routinely.

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Units Shipped. The units shipped performance goal is based on the aggregate number of units of a particular product or product line that are shipped by the Company over a specified period of time and, in some cases, in a specific geographic market. The product or product line that is tracked is chosen based on a focused strategic initiative of the Company, for example, a desire to capture market share in a particular product line or the introduction of a new product. Much like the design win performance goal, in order for any disclosure of this performance goal to be meaningful, the Company would need to disclose the specific products or product line being targeted which would broadcast to competitors one of the Company’s important internal strategic initiatives. The Company does not otherwise disclose this information and is not required to disclose this information. Clearly, the Company would suffer substantial competitive harm by disclosing the products and product lines, or in some cases, geographic markets, that it has strategically targeted, because the Company’s strategic initiatives and areas of product focus typically span payout cycles under the Plan. Competitors armed with this information would gain a significant competitive advantage in adjusting their own allocation of resources and product marketing efforts. Larger competitors could devote more resources to the strategic product area and regain market share or impede the Company’s progress and smaller competitors could choose to focus energies on product areas that are not a current strategic focus to secure market share, each of which would result in competitive harm to the Company.

United States Securities And Exchange Commission
April 16, 2012

The Compensation Committee also establishes business unit level versions of the performance goals listed above to evaluate the performance under the Plan of the Company’s executives in charge of those business units. Each of the substantial competitive harms described above would be suffered to an even greater magnitude in the event that the Company was required to disclose these performance goals at an even more granular level. Disclosing any of the above mentioned performance goals at the business unit level would give crystal clear insight to the Company’s competitors about the business plans and strategies of the Company, which would result in substantial competitive harm to the Company.
In lieu of disclosing the quantitative targets, the Company, in Amendment No. 1 to its Form 10-K filed on January 30, 2012, as required by Instruction 4, provided a discussion of how difficult it was for the executive and the Company to achieve the undisclosed quantitative targets. The Company has expanded this disclosure in the 2012 Proxy in the manner described above and in the First Response.
The Company has carefully evaluated the need for investors to be provided with sufficient information about the Plan against the need for the Company to protect confidential competitive information from disclosure that would otherwise have a negative impact on the Company’s financial and competitive position, and continues, in good faith, to believe that on balance the negative impact on the financial performance of the Company resulting from a disclosure of competitive, confidential information outweighs the added benefit to stockholders of increasing the overall mix of information available. The Company respectfully submits that the level of disclosure it has provided in the 2012 Proxy provides a sufficient amount of information to the Company’s stockholders and investors and the public about the purpose, function and performance of its compensation programs, including the Plan.
In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities And Exchange Commission
April 16, 2012

If you require additional information, please telephone the undersigned at 781-376-3026 or Mark V.B. Tremallo, Vice President and General Counsel of Skyworks, at 781-376-3099.

Very truly yours,
/s/ Donald W. Palette

Donald W. Palette
Chief Financial Officer
cc:    Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Ian R. Kaminski, Esq.